SECURITIES AND EXCHANGE COMMISSION

                   Washington, D. C. 20549

                           FORM 15

   Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and
        15(d) of the Securities Exchange Act of 1934.

                Commission File Number 333-74636

                Northeast Generation Company
   (Exact name of registrant as specified in its charter)

      107 Selden Street, Berlin, Connecticut 06037-1616
                 Telephone:  (860) 655-5154
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                    Senior Secured Bonds:
                  4.998% Series A, due 2005
                  8.812% Series B, due 2026
   (Title of each class of securities covered by this Form)

                            none
 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(ii) [   ]  Rule 12h-3(b)(2)(i)  [  ]
Rule 12g-4(a)(2)(i)  [   ]  Rule 12h-3(b)(2)(ii) [  ]
Rule 12g-4(a)(2)(ii) [   ]  Rule 15d-6           [  ]
Rule 12h-3(b)(1)(i)  [ X ]

     Approximate number of holders of record as of the
certification or notice date:  25

     Pursuant to the requirements of the Securities Exchange
Act of 1934 Northeast Generation Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE      April 9, 2002      By: /s/ Gregory B. Butler
                                 Gregory B. Butler
                                 Vice President, Secretary and
                                 General Counsel of Northeast
                                 Utilities Service Company, as Agent
                                 for the above company.